February 28, 2024

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 245

to the Registration Statement on Form N-1A

SEC File Nos. 333-180308, 811-22680

Ladies and Gentlemen:

On behalf of Ultimus Managers Trust (the “Registrant” or the “Trust”), this letter sets forth responses to oral comments received from Allison White of the staff of the Securities and Exchange Commission (the “SEC”) on January 24, 2024 with respect to Post-Effective Amendment No. 245 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to the Westwood Salient Enhanced Midstream Income ETF (“Midstream Fund”) and Westwood Salient Enhanced Energy Income ETF (“Energy Income Fund,” and together with Midstream Fund, the “Funds” and each, a “Fund”), new series of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on December 15, 2023. Set forth below is a summary of each comment and the Registrant’s response thereto. All page references refer to the pages in the Registration Statement. Capitalized terms used in this letter and not otherwise defined have the same meanings given to them in the Registration Statement. Additions to disclosure in the Registration Statement are in bold and underlined text and deletions are in ~~bold and strikethrough~~ text,

Prospectus Comments

1.	Comment: Please clarify in the “Principal Investment Strategies” section the meaning of the term “enhanced” in each Fund’s name.

Response: The following disclosure has been added to the Midstream Fund’s “Principal Investment Strategies” section: The term “Enhanced” refers to the income generated from the Fund’s investment in Midstream Investments coupled with the income generated from the Fund’s covered call strategy. Equivalent disclosure has been added to the Energy Income Fund’s “Principal Investment Strategies” section.

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2.	Comment: In the “Investment Objectives” section of each Fund, the second and third sentences should be removed from this section.

Response: The disclosure has been moved from each Fund’s Fund Summary to the “Changes of Investment Objectives and Investment Policies” section of the Funds’ prospectus.

3.	Comment: Please clarify with respect to the Midstream Fund the types of securities in which the Fund will invest (e.g., debt, equity or both).

Response: The following disclosure has replaced the last sentence at the end of the first paragraph in the Principal Investment Strategies: The Fund invests in equity securities, such as common units and common shares, in Midstream Investments.

4.	Comment: On page 4, in the 80% policy for the Midstream Fund, please clearly define the term “Midstream” in the term “Midstream Investments” as well as well as “Midstream Energy Infrastructure” in the third paragraph of the Fund’s Principal Investment Strategies. Additionally, please clarify how the Fund’s 80% policy relates to the disclosure in the third paragraph of the Principal Investment Strategies indicating that the Midstream Fund will invest 75% or more of its assets in US and Canadian corporations that are engaged in the Midstream Energy Infrastructure industry. Lastly, please explain the relevance of the disclosure in parts (i) and (ii) in the second paragraph of the Fund’s “Principal Investment Strategies” section.

Response: The Registrant has revised and rearranged the disclosure as set forth below. Regarding the relevance of the disclosure in parts (i) and (ii) in the second paragraph of the Fund’s “Principal Investment Strategies” section, this disclosure describes the types of MLPs in which the Fund may invest that are not “Midstream MLPs.”

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of Midstream (as defined below) ~~U.S. and Canadian~~ North American corporations and U.S. master limited partnerships (“MLPs”) (collectively, “Midstream Investments”). The Fund invests in equity securities, such as common units and common shares, in Midstream Investments.

“Midstream” companies own and operate the logistical assets used in the energy sector and are engaged in (a) the treating, gathering, compression, processing, transmission and storage of natural gas and the transportation, fractionation and storage of natural gas liquids (primarily propane, ethane, butane and natural gasoline); (b) the gathering, transportation (including marine) and storage of crude oil; and (c) the transportation and storage of refined products (primarily gasoline, diesel fuel and jet fuel) and other hydrocarbon by-products. Midstream companies may also operate ancillary businesses, including the marketing of commodities and logistical services.

MLPs are limited partnerships and limited liability companies that are publicly traded and are treated as partnerships for federal income tax purposes. The units for these entities are listed and traded on a U.S. securities exchange. The MLPs in which the Fund may directly

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invest are currently classified as either Midstream MLPs or MLPs other than Midstream MLPs that operate (i) other assets that are used in the energy sector, including assets used in exploring developing, producing, generating, transporting, transmitting, storing, gathering, processing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or electricity, or (ii) that provide energy related services.

The Fund will invest 75% or more of its assets in Midstream Investments that are ~~US and Canadian~~ that are engaged in the Midstream Energy Infrastructure. Midstream Energy Infrastructure” refers to energy infrastructure companies engaged in midstream activities involving energy commodities, including gathering and processing, liquefaction, pipeline transportation, rail terminaling, and storage. Midstream energy companies include midstream MLPs and midstream corporations, ~~either~~ based in North America~~the United States or Canada~~. It also includes “other related energy byproducts”, such as CO2 and water handling.

5.	Comment: In each Fund’s “Principal Investment Strategies” section, explain in clear terms what an “unfavorable change in the price of the security underlying the written option” means to the Fund as a writer of covered calls. Also, disclose what percentage of each Fund’s portfolio will normally be invested in the covered call strategy.

Response: The following disclosure in the sixth paragraph of the “Principal Investment Strategies” section has been revised as follows:

The Fund will engage in covered call writing. The Fund currently expects to write call options for the purpose of generating realized gains and distributable cash flow to investors. The Fund will only write call options on securities that the Fund holds in its portfolio (i.e., covered calls). Each long security will likely have a corresponding call option written on it. A call option on a security is a contract that gives the holder of such call option the right to buy the security underlying the call option from the writer of such call option at a specified price at any time during the term of the option. At the time the call option is sold, the writer of a call option receives a premium (or call premium) from the buyer of such call option. If the Fund writes a call option on a security, the Fund has the obligation upon exercise of such call option to deliver the underlying security upon payment of the exercise price. When the Fund writes a call option, an amount equal to the premium received by the Fund will be recorded as a liability and will be subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund as realized gains from investments on the expiration date. If the Fund repurchases a written call option prior to its exercise, the difference between the premium received and the amount paid to repurchase the option is treated as a realized gain or realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. The Fund, as the writer of the option, bears the market risk of an unfavorable change in the price of the security underlying the written option. In other words, the Fund can lose money if: (1) the Fund’s equity positions go down in value or (2) the price of an underlying equity exceeds the call option strike price at expiration or an open option position is closed for more than the premium the Fund received at the initial sale. Under normal market conditions, the Fund expects that it will sell call options in an amount that is 80% or more of the value of the equity investments in the Fund’s portfolio.

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6.	Comment: On page 6, in the third bullet point on that page, which begins “Global events,” if global events in Ukraine and the Middle East are currently having significant impacts on the Midstream Fund’s investments or are posing discrete material risks to the types of companies in which the Fund will invest, please provide enhanced tailored risk disclosure.

Response: The third bullet point has been revised to read as follows:

•	Global events, including particularly in Russia, Ukraine, Western Europe and the Middle East and including government stability specifically, could have ~~significant adverse~~ positive or negative effects on the U.S. economy, and financial and commodities markets.
7.	Comment: Each Fund’s “Principal Investment Risks” section includes Debt Instruments Risk. It is unclear from the disclosure in the “Principal Investment Strategies” section why Debt Instruments Risk is a principal risk of each Fund. Please remove or revise the disclosure as appropriate.

Response: Debt Instruments Risk has been removed from the “Principal Investment Risks” section for each Fund.

8.	Comment: Each Fund’s “Principal Investment Risks” section includes Portfolio Turnover Risk. Please include disclosure in each Fund’s “Principal Investment Strategies” section that the Fund expects to engage in frequent and active trading.

Response: The following has been added as the penultimate paragraph under “Principal Investment Strategies: As a result of the Fund’s investment strategy, the Fund may engage in frequent and active trading.

9.	Comment: On page 13, in the second paragraph in the “Principal Investment Strategies” section for the Energy Income Fund, please clarify what is meant by “carbon dioxide and fugitive methane mitigation and management.”

Response: The disclosure has been revised as follows: The Fund considers Energy Companies to include companies in the Global Industry Classification Standard (“GICS”) energy sector and companies in any other GICS sectors that derive at least 50% of their revenues or profits from exploration, development, production, gathering, transportation, processing, storing, refining, distribution, mining or marketing, of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products, petrochemicals, electricity, coal, uranium, hydrogen or other energy sources, renewable energy production, renewable energy equipment, energy storage, carbon, carbon dioxide, carbon dioxide and fugitive methane (“greenhouse gases”) mitigation and management (i.e., providing services to other companies to reduce their greenhouse emissions, including transportation and underground storage of carbon dioxide and mitigation of methane leakage usually through direct capture such as in landfills), as well as electric transmission, distribution, storage and system reliability support.

10.	Comment: Marine Shipping Energy Companies Risk appears on page 15, in the “Principal Investment Risks” section for the Energy Income Fund. With a view to enhanced strategy

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and risk disclosure, please disclose the Adviser’s intent to invest in marine shipping energy companies and how current global events may impact these investments (i.e., Middle East shipments through the Red Sea).

Response: The following disclosure has been added to the end of “Marine Shipping Energy Companies Risk: Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for certain energy commodities. Changes in demand for transportation of commodities over longer distances and supply of vessels to carry those commodities may materially affect revenues, profitability and cash flows. The value of marine transportation vessels may fluctuate and could adversely affect the value of shipping company securities in the Fund’s portfolio. Declining marine transportation values could affect the ability of shipping companies to raise cash by limiting their ability to refinance their vessels, thereby adversely impacting such company’s liquidity. Shipping company vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government requisitioning of vessels. These sorts of events could interfere with shipping lanes and result in market disruptions and a significant reduction in cash flow for the shipping companies.

11.	Comment: On page 21, under the “Investment Restrictions” section, please clarify that the statement about percentage restrictions being measured at the time of investment do not apply to borrowings by a Fund. This comment also applies to investment restriction disclosure in the Funds’ Statement of Additional Information.

Response: The requested changes have been made in the Funds’ prospectus and Statement of Additional Information.

12.	Comment: On page 22, in the fifth paragraph under the heading “Discussion of Principal and Non-Principal Risks,” please clarify why the Funds included this disclosure. Specifically, disclose why government ownership of distressed assets may have effects on the liquidity, valuation and performance of a Fund’s portfolio holdings. Indicate whether investment in distressed assets is part of a Fund’s principal investment strategy.

Response: The disclosure concerning distressed assets has been removed from the disclosure under the heading “Discussion of Principal and Non-Principal Risks.”

Statement of Additional Information Comment

13.	Comment: In the second paragraph, under the heading “Acceptance of Purchase Order,” which appears on pages 4-5 of the Funds’ Statement of Additional Information, remove from the first sentence the term “absolute” and sections (d) and (f).

Response: The disclosure has been revised as follows: Each Fund reserves the ~~absolute~~ right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor if (a) the order is not in proper form or the Deposit Securities delivered do not consist of the securities that the Custodian specified; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of a Fund; (c) the

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Deposit Securities delivered are not as disseminated through the facilities of the NSCC for that date by the Custodian ~~do not conform to the Deposit Securities for the applicable date~~; (d) ~~acceptance of the Deposit Securities would have certain adverse tax consequences to a Fund; €~~ the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (~~f~~e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel, be unlawful; ~~the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Advisor, have an adverse effect on the Trust, Fund or the rights of beneficial owners~~; or (~~g~~f) in the event that circumstances outside the control of the Trust, the Distributor and the Advisor make it for all practical purposes impossible to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy or computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other informational systems affecting the Trust, the Distributor, DTC, NSCC, the Advisor, the Funds’ Custodian, a sub-custodian or any other participant in the creation process; and similar extraordinary events. The Distributor shall notify an Authorized Participant of its rejection of the order. Each Fund, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Portfolio Deposits, and they shall not incur any liability for the failure to give any such notification.

* * *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1213.

Sincerely,

/s/John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:       Mr. Todd Heim

Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.

Abigail Bertumen, Esq.